Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: January 13, 2020

Transcript of Conference Call Hosted by WESCO International, Inc.

January 13, 2020 / 8:30 AM EST

The following transcript of a conference call hosted by WESCO International, Inc. on January 13, 2020, at 8:30 AM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Operator

Good morning, and welcome to the WESCO International Conference Call and Webcast to discuss the signed merger agreement with Anixter International. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to your host today, Will Ruthrauff. Please go ahead, sir.

William Ruthrauff
Director of Investor Relations & Corporate Communications

Thank you, Keith. Good morning, ladies and gentlemen. Thank you for joining us. Joining me on today’s call are John Engel, Chairman, President and CEO; and Dave Schulz, Senior Vice President and Chief Financial Officer. This conference call includes forward-looking statements and therefore, actual results may differ materially from expectations. For additional information on WESCO International, please refer to the company’s SEC filings, including the risk factors described therein.

The following presentation includes a discussion of certain non-GAAP financial measures. Information required by Regulation G of the Exchange Act with respect to such non-GAAP financial measures can be obtained via WESCO’s website at wesco.com.

Means to access this conference call via webcast was disclosed in the press release this morning and was posted on our corporate website. Replays of this conference call will be archived and available for the next 7 days.

With that, I’ll turn the call over to John Engel.

John J. Engel
Chairman, President & CEO

Thank you, Will. Good morning, everyone, and thank you for joining us for today’s call. Well, this is an exciting day for WESCO and Anixter as we are pleased to announce a merger agreement that will create the premier electrical and data communications distribution and supply chain services company. Before we get to the details of the transaction, I just want to take a moment to say that we have known and admired Anixter as a peer for decades and have great respect for the organization and their capability.

In speaking with Bill Galvin, Anixter’s President and CEO, we are both committed to making this merger a success. I look forward to working with all of our future colleagues at Anixter as well as with their customers and their supplier partners. By merging these businesses, we will be creating a stronger enterprise that will create value through enhanced scale, a broader product and services portfolio and the generation of substantial synergy. The combined company will be able to accelerate innovation and digital transformation. On a pro forma basis, our company will have revenue of more than $17 billion a year annually and EBITDA of approximately $870 million, with operations in more than 50 countries and 18,600 employees.

Let’s move to Slide 5. Let me first take you through some of the details of the transaction, which is compelling, both from a strategic and financial perspective. Anixter’s stockholders will receive immediate cash, and stockholders of WESCO and Anixter will both be able to participate in the upside potential of the combined company. The total transaction value is $4.5 billion, including assumed debt of approximately $1.1 billion. As described in our press release, each Anixter’s stockholder will receive consideration consisting of cash, WESCO common stock and a new perpetual preferred stock that will be listed on the New York Stock Exchange.

The financial benefits of this transaction are significant. We expect to generate over $200 million of run rate cost synergy and substantial free cash flow. The transaction is expected to be accretive in the first 12 months post-closing and substantially accretive thereafter. We expect to close the transaction in the second or third quarter of 2020, after receiving approval from Anixter’s stockholders and certain regulatory authorities.

Now let’s move to Slide 6. This transaction advances WESCO’s strategic objective of becoming the premier service-focused global supply chain solutions company. The combination of 2 long-standing and successful distribution businesses with operations in complementary industries, products and geographies is very compelling. Combining WESCO’s legacy capabilities in Electrical with Anixter’s capabilities in data communication, security and wire and cable will enable us to offer customers a diversified product and services portfolio to improve their operations and supply chains.

We’ve highlighted our expectation to deliver over $200 million of run rate cost synergies by the end of year 3. Dave will provide additional details regarding the expected synergies in a few moments. Strong free cash flow generation has been a hallmark of both businesses. Our combined cash flows, plus the benefits of realized synergies, will allow us to rapidly delever. And importantly, we will also be positioned to utilize consistent cash flow to return capital to shareholders in the future. The combination is expected to be immediately accretive to EPS and EBITDA margin. We expect positive accretion in year 1 and substantial accretion to occur thereafter. Several factors will ultimately impact our realized accretion, including the timing of closing, the amount of equity issued to manage our leverage and free cash flow generation between now and closing. As we move forward through this process and get more certainty on these factors, we will provide updates and quantify the expected accretion in year 1.

Now let’s move to Slide 7. WESCO and Anixter both have successful track records, broad product and service offering, a significant number of global operating locations and dedicated and talented workforces. Our cultures and values are similar as we both prioritize service and a relentless focus on the customer. We both have deep and long-standing relationships with world-class suppliers and we both possess strong technical expertise in the products and services we provide. Together, we will be able to utilize the respective capabilities of each company to deliver additional services and solutions across an expanded set of customers to enhance our top line growth.

Now moving to Slide 8. The North American electrical distribution sector is both extremely large and highly fragmented. According to electrical wholesaling, the top 200 electrical distributors in North America collectively have a share of only 51% of the estimated $114 billion industry. Neither WESCO nor Anixter has a share above 7%, and on a combined basis, we will have a share of approximately 13%. This transaction will create the largest electrical and data communication distribution business in North America, but the industry will remain highly fragmented after the combination of WESCO and Anixter.

With that, let me turn the call over to Dave to walk you through the details of some of the financial aspects of the transaction, and then he’ll hand it back to me after that. Dave?

David S. Schulz
Senior VP & CFO

Thank you, John, and good morning, everyone. Turning to Slide 9, I’ll provide some additional details about our expected pretax synergies. I would like to emphasize, these are cost synergies only. During our due diligence period, we have worked with third parties and our business leaders to assess the opportunities of combining these 2 enterprises. We believe that complementary aspects of our 2 companies provide significant opportunity for cross-selling to an expanded customer base, resulting in meaningful growth synergies that would be incremental to the cost synergies we have identified. As we previously stated, we expect over $200 million of run rate cost synergies by the end of the third year of the merger. This represents 2.3% of Anixter’s consensus 2019 revenue. We expect to deliver about 30% of the run rate synergies by the end of the first year. Approximately, 45% of the synergies in the first 3 years are expected to come from corporate and administrative efficiencies, enabled by the scale of combining the 2 publicly traded companies. The balance of the synergies are expected to be achieved through productivity and supply chain and field operations, including the benefits from combining our distribution and branch footprint to best serve our customers. We estimate onetime operating expenses to implement the synergies of approximately $140 million over the 3-year period. Some of these significant operating costs include retention bonuses to ensure we motivate and retain key employees in both organizations to integrate the companies; third-party support to assist with the integration, including program management to deliver against the combined company synergy targets; change in control and severance cost for duplicate capabilities; expenses associated with streamlining the branch footprint, including early termination of leases in some cases; and finally, tax planning and other fees.

In addition to the onetime operating cost of $140 million, we have estimated approximately $85 million of incremental onetime cash flow items over the first 3 years related to digitizing key business models as well as other systems and systems integration. Anixter has previously discussed their business transformation, which includes implementing Oracle cloud-based system solutions. Recall that WESCO has used the Oracle HR and finance modules over the past 10 years. We strongly believe there are benefits to harmonizing systems across the combined company, and we have included the cash outflows estimated for this work as well as the capital expenditures for other systems and systems integration. We will continue to refine the scope and requirements for systems integration, when we have the opportunity to work jointly with the Anixter team.

Turning to Slide 10. We expect pro forma leverage at closing to be about 4.5x net debt-to-EBITDA. Both WESCO and Anixter have demonstrated strong free cash generation in the past, and the combined company will benefit from over $200 million of cost synergies by year 3. The strong cash flow generation will enable us to support the additional investments to drive synergies, delever quickly and return to our target leverage range of 2 to 3.5 turns within 24 months of closing. Additionally, we expect liquidity of the combined company to be at least $600 million at closing.

Moving to Slide 11. Last June, we outlined our capital deployment strategy during our Investor Day presentation, including our criteria for M&A. We outlined our focus to consolidate with acquisitions that provide significant synergies within the electrical distribution space, extend our product and service capabilities to increase competitiveness and deliver synergies by utilizing these capabilities through our current business and finally, investing to advance our digital strategy. Our merger with Anixter meets all 3 of these objectives, and the benefits of scale and cost synergies will increase operating margins and provide a return greater than our cost of capital.

Turning to Slide 12. Before I turn the call back over to John, I wanted to reiterate that we expect to close the transaction in the second or third quarter of this year. The Anixter stockholders will need to approve this transaction, and no date has been set for that vote at this time. John?

John J. Engel
Chairman, President & CEO

Thanks, Dave. In summary, we believe there is tremendous value creation in combining our 2 companies. We’re very excited about the opportunity and look forward to updating you as we progress towards closing.

With that, we will now open the call to your questions.

Question and Answer

Operator

[Operator Instructions] And this morning’s first question comes from Sam Darkatsh with Raymond James.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

First, congratulations to all involved. And speaking personally, I’d like to place my preorder for the book as I assume it’s going to get written or one’s going to get written on this at some point in the future.

John J. Engel
Chairman, President & CEO

Thank you, Sam. It was a -- let’s just say, it was a very exciting ride with a lot of twists and turns.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

Indeed. Two questions, if I might. First, John, with respect to the systems upgrade and integration, how much of the $200-million-plus in synergies would either be predicated upon or come after a systems upgrade? And what’s the timing -- prospective timing of those actions?

David S. Schulz
Senior VP & CFO

So Sam, it’s Dave Schulz. I’ll answer that, right. The short answer is that we’ve outlined our synergies. There are some aspects of systems and systems integration that we’ve included in both the synergies on a run rate basis, plus the cost included to implement those synergies. So we have included that in our initial estimates. Clearly, there is a lot of work to be done. We just finished signing the merger agreement. We still need to take the time to work closely with the Anixter team when we’re able to in order to really specify what that system integration would look like and the potential future benefits for our shareholders.

John J. Engel
Chairman, President & CEO

And Sam, we’re highly confident of the synergies and we’ve outlined in the presentation materials, I think that you’ve seen the different categories that they fall in. And remember, what we’re spiking out here and pointing to and it’s important to note is over $200 million of cost synergies, but we also think one of the compelling attributes of this combination is the stronger enhanced growth profile of the combined enterprise. And there’ll be -- there clearly will be top line synergies as well.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

Got you. And then, Dave, my second question and then I’ll defer to others. Regarding the preferred, I know you’ve expressed the importance of deleveraging post deal, but the 9.25% after tax preferred is obviously much more expensive paper than your debt. So my question, can you, I don’t know, rank the importance of paying debt down versus the preferred, knowing that the preferred is going to be publicly traded and getting rid of it would be much more accretive than debt paydown?

David S. Schulz
Senior VP & CFO

Certainly, Sam. We’re always evaluating the right capital structure for the company. So as we progress through this process, we’ll continue to evaluate the right capital structure. But clearly, we feel that the preferred that we’ve included in the merger agreement with the Anixter stockholders is a very attractive tool for us to progress and provide value to their stockholders. We believe that this is an attractive instrument. We believe that it will trade at par, will be listed on the New York Stock Exchange. And as we progress through the process, we’ll evaluate the right capital structure for the company going forward.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

Okay. Again, congratulations, onward and upward and now the fun begins.

John J. Engel
Chairman, President & CEO

Oh, yes, Thank you, Sam. I appreciate it.

Operator

And the next question comes from David Manthey with Baird.

David John Manthey
Robert W. Baird & Co. Incorporated, Research Division

Congrats on the deal, guys.

John J. Engel
Chairman, President & CEO

Dave, thank you.

David John Manthey
Robert W. Baird & Co. Incorporated, Research Division

Could you just give us in broad strokes as you look at year 1, 2 and 3 of the synergy capture, what are the major buckets in each of those periods?

David S. Schulz
Senior VP & CFO

Certainly. So very clearly, as we think about the synergies going forward, there are obviously going to  be some of the duplicate capabilities that will generate the synergies earlier in that 3-year period. But as we look at leveraging the benefits of the combined company, particularly from the supply chain and the branch operations perspective, that will progress through the 3-year period. But again, a lot of it would be duplicate capabilities that we’ll be able to drive towards synergies earlier in that process, and then it will culminate with some of the other back-office and field-based operations that we believe we can drive synergies through that year 3. Again, we quoted it, we’ve been very consistent, greater than $200 million of cost synergies. And then additionally, as we highlighted in our prepared remarks, we do believe that there are some other growth synergies that may be enabled through this combination. It’s still early in the process for us to evaluate that.

David John Manthey
Robert W. Baird & Co. Incorporated, Research Division

Okay. And as you talk about cost synergies, I assume you’re thinking mostly SG&A is some component of this, though, cost of goods sold?

David S. Schulz
Senior VP & CFO

There is a cost of goods sold as we believe that we would get the scale benefit of managing our supply chain. And so as we think about the 2 companies on a combined basis, we’ll be able to take advantage of a combined footprint to better serve our customers, and we do believe that, that could enable some reduction to cost of goods sold. Again, it’s coming more from the ability for us to better serve our customers. So again, it would be highly focused on the SG&A component of our cost structure and less so on cost of goods.

David John Manthey
Robert W. Baird & Co. Incorporated, Research Division

Got it. Okay. And then lastly, cross-selling has been a pretty major initiative at Anixter for a lot of years. And just wondering how big an opportunity is cross-selling an expanded portfolio given the broader footprint of Anixter internationally over time?

John J. Engel
Chairman, President & CEO

Yes, great question, Dave. Very excited about that. You’re right. I think that has been, I know, a priority, opportunity and initiative. And I think Anixter has been making good progress on that. I think when you look at this combination, that’s one of the things I’m most excited about. The combination creates an overall stronger enterprise with a much -- an enhanced set of growth opportunities. And a big part of that is cross-selling. At the highest level, when you think about it, you take WESCO’s deep and long- standing and core expertise in Electrical, and we’ve got kind of a terrific set of business models around global accounts and integrated supply, serving multi-location customers. Then you take Anixter’s long-standing strength around wire and cable and then they got into fiber optics and built a world-class data communications and security business and have added some other things along the way. But you take those 2 deep legacy strengths and the fact that Anixter is in 50-plus countries around the world, I think there is a tremendous opportunity to take the broader, stronger and more diversified portfolio and to sell it to -- cross-sell it to each of our respective customers. In addition, I do think that there’s also great opportunity and benefit flowing through to our supplier partners due to this combination because I think we’ll be able to have -- really be able to manage our supply base in even a more strategic fashion in supporting our customers.

Operator

And the next question comes from Deane Dray with RBC Capital Markets.

Deane Michael Dray
RBC Capital Markets, Research Division

I’ll extend my congrats, and I also want to thank you all for making the holiday break so interesting with all the bidding activity.

John J. Engel
Chairman, President & CEO

Yes, that’s an understatement. That’s an understatement. Someday the book will tell it all, I’m sure.

Deane Michael Dray
RBC Capital Markets, Research Division

Exactly. If we’ve -- it’s come up a couple of different times in terms of capital allocation and managing the leverage. And the question here is what’s your interest and ability to do a follow-on stock offering after the closure to pay down debt? And are we right in thinking that 4x leverage or just under that might be a good starting point?

David S. Schulz
Senior VP & CFO

Yes, Deane, it’s Dave Schulz. So we’ve provided some insight that we believe at closing, we would be at about 4.5 turns. There is a lot of variables, but we do anticipate that there may be some equity that we would issue between signing and closing. The timing of the closing and the cash flow generation of the company between signing and closing will also dictate what we decide to do in terms of the capital structure. But right now, we would anticipate that we would be right at that 4.5 turns. Again, delevering quickly to get within our stated range below 3.5 turns within 24 months of ownership.

John J. Engel
Chairman, President & CEO

And Deane, on that and I’ll tag on, I think a well-run distribution business, the hallmark of that is strong, consistent cash flow generation across all phases of the economic cycle. And clearly, we’ve seen that with WESCO’s performance since we went public 20 years ago and we had some nice charts that spotlighted that at our Investor Day. We’ve been putting an increased emphasis on that with the investor community. And if you look at Anixter’s performance, again, very strong, well-run distribution company with excellent free cash flow generation across all phases of the economic cycle. So I think that’s what you have here, you have 2 strong distribution companies, both with track -- strong and successful track records of excellent cash flow generation coming together. And we’re -- that gives us great confidence in terms of our ability to deleverage quickly.

Deane Michael Dray
RBC Capital Markets, Research Division

That’s real helpful. And then just on the historical perspective, we have seen WESCO in its history at one time operating at 4.5x leverage, so that’s not new territory. Obviously, the circumstances are different, but that is a previous high watermark, and you managed it well from there. Just a second question, John, broader picture, how might the combined company look in terms of its operating model versus the stand- alone WESCO? Real specifically in terms of services, what are you targeting? What additional services might there be offered? And then also, strengthening on the data center side.

John J. Engel
Chairman, President & CEO

Yes. That’s an outstanding question. As we’ve -- again, we have a long-standing respect for Anixter and their operations. And obviously, as we’ve gotten to know them better in this process, it just strengthened my admiration and respect for what they’ve done with their full portfolio, Deane. And obviously, the products we understand, but I’ll call it, service capabilities and their technologies and how they serve the direct end-user customers, system integrators and other customers in the value chain. So I think that really represents, and I was referencing that before when I talked about the strength, the kind of the enhanced growth characteristics of this combined enterprise. I don’t want to foreshadow that yet because I think there’s a lot more work to be done on that, Deane. And obviously, that’s going to be critical, though, to what I think will be realizing the true potential of this combination because I think we’ve probably highlighted the cost synergies clearly, and we feel very -- we’re very confident in that and are committed to that. But the enhanced growth profile and the growth synergies, I think, represent really tremendous upside and value creation potential. And that’s going to come to exactly what your question gets at, which is when you put the 2 together, you look at the broader and more diverse portfolio of products/supplier relationships, services that we wrap around those products in the form of solutions and also underlying technologies that we can bring to bear on our customers’ operations and supply chain. So we got some -- we got a long list of some really exciting ideas, more work to do on that. We’re just announcing the signing at this point. So hold us to that as we progress through this process, and when we get to close, we’ll be much more clearer with that.

Operator

And the next question comes from Christopher Glynn with Oppenheimer.

Christopher D. Glynn
Oppenheimer & Co. Inc., Research Division

Congratulations, everybody. My first question is on the $140 million cost to achieve. Should we read that there is no net synergies in year 1, whereby the cost kind of balances the year 1 synergies? Or do you anticipate adjusting the cost out? Just curious how you’ll present that and how to think about the net?

David S. Schulz
Senior VP & CFO

Yes, Chris, it’s Dave Schulz. So we’ll provide more detail as we progress through signing to closing. Obviously, we provided you what the $200 million would look like from a by-year basis. So we’ve given you those percentages. We’ve not outlined the specific cost to integrate and drive those synergies, so we’ll provide that to you at a future date.

Christopher D. Glynn
Oppenheimer & Co. Inc., Research Division

Okay. And then just on -- I was surprised to see maybe 2Q close, you talked a lot about it being a complementary portfolio. Curious where the -- you see the main overlaps and how those play into the time line process and what might cause it to close sooner than later?

John J. Engel
Chairman, President & CEO

So what we outlined specifically, Chris, was we expect that we currently anticipate closing during the second or third quarter. So first, it’s subject to approval by Anixter’s shareholders and Anixter will need to set what their new shareholder meeting date is, which they’ve not done yet, and it’s subject to regulatory approvals in the U.S., Canada and certain other foreign jurisdictions. So that’s the process that we’re going through. And we’re going to be proceeding post-haste with speed in terms of working all the filings for regulatory approval.

Christopher D. Glynn
Oppenheimer & Co. Inc., Research Division

Okay. And as pertains to the 4.5x referenced leverage at close, how do synergies factor into that?

David S. Schulz
Senior VP & CFO

We’ve assumed that we would be generating synergies on a post-close basis. So when you think about at close having 4.5 turns of leverage, that would not include the full benefit of the synergies. Too early for the synergies to be covered.

John J. Engel
Chairman, President & CEO

And we’re just closing, so there’s no synergy there.

Christopher D. Glynn
Oppenheimer & Co. Inc., Research Division

Right. But in terms of the agencies and lenders, et cetera, affording some pro forma consideration?

David S. Schulz
Senior VP & CFO

Yes, that’s correct. So the agencies would look at a portion of the capitalized synergies when they think about our leverage ratios. So that is something that they would consider.

Operator

And the next question comes from Nigel Coe with Wolfe Research.

Nigel Edward Coe
Wolfe Research, LLC

Well done on getting this process completed. So just touching on the question about the agencies, just confirm that the preferred stock gets 100% equity credit, so that’s not backed into their calculations?

David S. Schulz
Senior VP & CFO

I’m sorry, could you repeat that?

Nigel Edward Coe
Wolfe Research, LLC

Yes. So the...

David S. Schulz
Senior VP & CFO

You seemed muffled there.

Nigel Edward Coe
Wolfe Research, LLC

Yes. So the question on the -- so is that better?

David S. Schulz
Senior VP & CFO

Yes.

John J. Engel
Chairman, President & CEO

Yes, that’s fine.

Nigel Edward Coe
Wolfe Research, LLC

Yes. Great. Okay. Sorry about that. Just a follow-on to Chris’ question on the agency’s methodology. The preferred stock, does that get 100% equity credits or are they -- is there some split between debt and equity in their calculations?

David S. Schulz
Senior VP & CFO

We’ve had preliminary conversations with both agencies as we’ve gone through this process. We believe that we’ll get a partial consideration from S&P and full consideration on the preferred as debt from Moody’s.

Nigel Edward Coe
Wolfe Research, LLC

Okay. That’s great. And then just very quickly, completely understand the value creation from the cost synergies and the scale. What do you think this does to the industry structure? And obviously, you want to tread carefully in terms of regulatory kind of scrutiny here, but do you think that this tilts in any way towards a more sort of, not rational, but slightly less competitive markets, maybe better pricing power. What do you think this has achieved strategically for the industry?

John J. Engel
Chairman, President & CEO

Well, I’ll make 2 comments. First, I think that this transformational combination is completely consistent with what we outlined at Investor Day, our last Investor Day, which was in June of last year. It’s --  that’s an important point because I think I spoke at length about the structure of the industry and what’s occurring in terms of digital disruption and transformation and the fact that it was really critical. I thought for distribution which is in the value chain between suppliers and customers, it was important for distribution to begin to consolidate because distribution is highly fragmented. So if you go back and look at our presentation, we have that page on Electrical distribution sector and it remains highly fragmented. So to your point, the combination of WESCO and Anixter, on a combined basis, represents just 13% of the overall North American Electrical wholesaling distribution market. So still the way I -- the way it is, you think about it as highly fragmented before the combination, remains highly fragmented with after the combination. With that said, this is clearly the step -- one of the steps that we outlined at our Investor Day, and it all puts us in a much better position, also accelerates the digital investments and transformation that I think are vital for distribution in the value chain. And I’d say, overall, this transaction falls in the category of, look, we’re doing what we said we would do. I’ve been here more than a year or 2 and at the WESCO 15 years now, 10 years as CEO. And we made some very clear comments at Investor Day, and I’m really happy to say this falls into the category of we’re doing what we said we would do.

Operator

And the next question comes from Steve Barger with KeyBanc Capital Markets.

Robert Stephen Barger
KeyBanc Capital Markets Inc., Research Division

Dave, going back to the need for the secondary offering, I know timing and cash generation between now and closing is going to affect that. But as you model this out, what’s the general range for the number of shares or the amount of cash that you think you’ll need to raise?

David S. Schulz
Senior VP & CFO

Yes, Steve. We haven’t specified that. There is quite a few considerations as we think about that, but I think you ought to be thinking about it in the range of $400 million plus in order to get us to a 4.5x leverage at closing. And again, there’s a lot of factors that would influence that number, but I at least wanted to provide you that ballpark.

Robert Stephen Barger
KeyBanc Capital Markets Inc., Research Division

Okay. I appreciate that. And when you net out first year synergy versus the onetime operating cost to retain employees and close branches or whatever else you need to do, how do you think first year free cash flow looks?

David S. Schulz
Senior VP & CFO

So again, we’re not going to provide that at this point. I mean that would incorporate providing you some more details that at this stage we’re not prepared to provide. But obviously, one of the characteristics that makes this merger so attractive is the cash flow generation. And given the cash flow characteristics of the company, I would not anticipate that we would be in a cash flow draw position in year 1 post-merger.

Robert Stephen Barger
KeyBanc Capital Markets Inc., Research Division

Okay. And obviously, you’ve detailed a lot of the benefits here. It’s an exciting acquisition. You noted on Slide 11, this meets all your strategic objectives. I’m just curious about the thought process. Why didn’t you pursue this before CD&R started the process?

John J. Engel
Chairman, President & CEO

We’re only going to comment on kind of the nature of the transaction and the salient aspects of it at this point. So I’m not going to go through history and how that -- what happened or whether should have happened. I think in terms of history, relative to this transaction, you can read the proxy statements that have been filed, and I think that will outline it. We understand, and I think we all understand that timing of deals, you can’t always control the timing when things become available. It takes a willing seller and it takes, obviously, interested and willing buyers. And I’ve spoken to this at length over the years, WESCO has done over 45 acquisitions, over 45 acquisitions that have been acquired and closed since we became a publicly traded company, well actually since we spun out of Westinghouse in 1994. And so you cannot always control the timing, but you’ve got to be prepared to move. And I think that’s what’s most important. And we had a lot of discussion around this at our Investor Day because we had some questions on what’s on our target list? What are we proactively working? And obviously, we’re not going to foreshadow those things in advance of the fact. I can say that, again, we’re doing what we said we’re going to do and Anixter was clearly one of the most attractive targets on our list, and I could not be more pleased that we’ve reached the point that we’ve reached with the signing of this definitive merger agreement that we’re announcing today.

Operator

And the next question comes from Robert Barry of Buckingham Research.

Robert Douglas Barry
The Buckingham Research Group Incorporated

Congratulations.

John J. Engel
Chairman, President & CEO

Thank you.

Robert Douglas Barry
The Buckingham Research Group Incorporated

Just actually I had a follow-up on the timing question as well. I think at the Analyst Day, in addition to talking about the market fragmentation and that opportunity you had also spoken about M&A in the context of stepped up supplier and even customer consolidation. And I wondered to what degree these factors are playing a role in the timing of this decision combined?

John J. Engel
Chairman, President & CEO

So Rob, there’s no -- neither of those impact of timing of this transaction. My comments relative to customers looking to consolidate our supplier bases, which I spoke about at length and I have been speaking about in many investor interactions. And the fact that our supplier partners have been combining and there’s been some very large, what you call them, transformational combinations in our supplier base. Again, looking backwards on those, you can see that those occurred with increased prevalence in the last 10 years versus the prior several decades. So my comments on both those ends of the value chain was the overall trend that exists and that, that trend is accelerating in our view, and that the impact of digital tools and technologies as a catalyst through the whole value chains will only accelerate that even further where customers will want to get -- again, do business with a smaller number of larger supplier partners. I could see that accelerating and I see supplier partners, again, figuring out what makes most sense for their businesses where combinations make sense, they will. So there’s no specific catalyst for that. For this transaction, it was more in the context of the overall trend. And that those trends across the value chain, Rob, are accelerating.

Robert Douglas Barry
The Buckingham Research Group Incorporated

Right, right, right. Got it. Okay. Okay. Just a follow-up also on kind of the cash flow draw and maybe you can help us with some of the pieces, in particular, when we’re thinking about modeling CapEx out over the next few years? Is it WESCO and the next to run rates have been? Or it sounds like there may be some elevated CapEx because of the digital investments, is that accurate?

David S. Schulz
Senior VP & CFO

Rob, it’s Dave Schulz. So I think you should anticipate that there will be some capital expenditures or other cash flow items in support of generating the synergies. So we’ve not provided you with what a run rate CapEx would look like on a pro forma basis yet. Obviously, that’s something that we will continue to work on with our partners at Anixter on this and make sure that we are consistent in how we talk about any expectations. Remember that we just have a signed merger agreement, so both companies are continuing to operate independently. And until the deal closes, we have to be very mindful and respectful of that. So we want to be very careful that we don’t get out in front of our skis here with some of those projections that would involve Anixter go forward numbers.

Robert Douglas Barry
The Buckingham Research Group Incorporated

Got it. Got it. I’ll ask one last one. It may fall in that category as well, but just curious about what your thoughts are, at least initially on what the pro forma tax rate would look like on the combined business?

David S. Schulz
Senior VP & CFO

Again, Rob, at this stage, it would be premature for me to speculate on what that would look like. Obviously, we’ve looked at their historical results. We’ve talked with the Anixter management on some of their projections going forward. But again, we’ll provide a fulsome update as we progress through the process on some of the details for the financial modeling.

Operator

And the next question comes from Hamzah Mazari with Jefferies.

Hamzah Mazari
Jefferies LLC, Research Division

Congratulations on the deal. My first question is just high level, John, how do you think about execution risk on integration? The last time you guys did a deal was a large deal was EECOL that was kind of run almost stand-alone. It was maybe 1/4 the size. So any thoughts as to your bench strength on integrating this large transaction?

John J. Engel
Chairman, President & CEO

We made -- Hamza, we made some comments in our prepared remarks, and I’ll point you back to those. I think, again, we have 2 very strong companies coming together. And I’ve made comments in the past about WESCO. The current management team in terms of breadth, depth and strength is the strongest by far that has existed in my tenure here, I’ve been here 15 years plus and been CEO for 10-plus. And so -- and as I’ve gotten more exposure to the Anixter team, exceptionally strong management team and team of associates, terrific culture. So I think we’ve got really strong talent across both the organizations. Culturally, I think there’s a real good match. And so I think that’s actually a really important point. WESCO has been working lean for some period of time. And we’ve got our missions and values. And when you look at the Anixter way, very much, I would say, complementary, very consistent. There is focus on the customer, relentless focus on serving the customer. And fundamentally having operations and have operational excellence. So I think that’s always a critical dimension when you look at any combination, the kind of the cultural match. And I think we have an exceptional cultural match across both companies. And then finally, we will be engaging with some additional experts to help us with that. And those experts will take the form of additional specialty and consulting resources to help us drive the execution of the overall integration plan, and delivery of the synergies. So think about it kind of in an enterprise PMO level as well as some additional specialty resources that will be focused on specific elements of the integration plan and specific categories of synergies that represent the most potential. So think of that as kind of more specific domain expertise in certain categories. So that’s what we envisioned, and we built those costs into the financial modeling for this transaction.

Hamzah Mazari
Jefferies LLC, Research Division

That’s very helpful. And then just a follow-up question and I’ll turn it over. You mentioned revenue synergies, is that something where you get visibility into revenue synergies in year 2 or year 3 or how do you think about when you’ll be able to talk more on what revenue synergies look like? I know you talked a lot about the cost side. I know we’re not quantifying revenue synergies, but just timing-wise, is that more of a year 2 event or a year 3 event?

David S. Schulz
Senior VP & CFO

Hamza, it’s Dave Schulz. So again, we’ve not specified the growth synergies associated with this potential merger. It’s something that we will provide more details on as we continue to learn more. But clearly, both companies have a broad product portfolio today and both companies are very clearly focused on those cross-selling opportunities, our One WESCO mindset. We believe that being able to provide that expertise and broad product portfolio to more customers is what’s going to enable those growth opportunities. And I would think about that more as a year 2 and beyond potential impact to our top line.

Operator

And the next question comes from Chris Dankert with Longbow Research.

Christopher M. Dankert
Longbow Research LLC

Congrats again on the deal here. Again, to kind of carry that last question forward. Obviously, the cross-selling, particularly on the networking security side, very exciting. I guess, just to be -- to put a fine point on it, have you guys identified any risk of cannibalization in the short-term? Any kind of customer conflicts to be aware about?

John J. Engel
Chairman, President & CEO

No, we have not. I think when you look at it from a customer end of the value chain, with this broader and more diverse portfolio, I think there is really -- we have an exceptional list of opportunities to go work. And we will, in our planning, just as a, call it, a management reserve item have some contingency for some potential dis-synergies, but we’re not going to spike that out at this point. Net-net, we’re saying that the overall synergies on the top line are really -- really represent a tremendous opportunity. And as Dave mentioned, that’s something that we’ll be working at very aggressively, just like the cost synergies right out of the gate post closing. Obviously, we’d like to realize those as soon as possible. But sometimes, they take a little bit longer versus the cost synergies to start to get flowing through the P&L. We’d love to be able to start to realize some of those in year 1, but in all likelihood, they’ll start to kick in, in year 2.

Christopher M. Dankert
Longbow Research LLC

Got it. Got it. That makes sense. And then just obviously, Anixter has been very public about the ERP transition and kind of how that’s being planned forward. I think you touched on it briefly, but does their transition to Oracle more broadly, kind of change the calculus around the core WESCO bidding, building platforms, staying legacy versus also transitioning in the nearer term?

David S. Schulz
Senior VP & CFO

Yes, Chris, so that’s -- again, we talked a little bit about the systems and the systems integration. And again, it’s going to take us some time to -- when we can work with the Anixter team to get a better feel for that. But clearly, we do believe that potentially for the back office, it does make sense to integrate the systems. In terms of a larger platform integration, that’s something that we’re still evaluating at this point.

Operator

And as it does conclude the question-and-answer session, I would like to turn the floor over to John Engel for any closing comments.

John J. Engel
Chairman, President & CEO

Well, thank you again for your time this morning. Obviously, this is a very, very exciting day for both WESCO and Anixter, and thank you for taking the time in joining us. I know you’ll have a lot of follow-ups. Brian and Will are available to take your questions. And we look forward to seeing many of you at our -- at one of our upcoming investor marketing events and look forward to also keeping you up to speed on the progress we’re making between signing and getting to a successful close. With that, have a great day.

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO International, Inc. (“WESCO”) expects to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of WESCO that also constitutes a preliminary proxy statement of Anixter International Inc. (“Anixter”). After the registration statement is declared effective Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended December 28, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control. Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication. Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.